June 8, 2007


Mail Stop 4561

Michael Rider
President
Bellavista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, CA 94301

> **Re:** **Bellavista Capital, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Form 10-QSBs for the quarters ended December 31, 2006 and**
> **March 31, 2007**
> **Filed 1/22/06**
> **File No. 0-30507**

Dear Mr. Rider:

We have reviewed your response letter dated May 17, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2006

Consolidated Statements of Operations, page FS-3

1.  The correction of the error in accounting for direct investments in real estate will result in a material change to your revenues for the years ended 2006 and 2005. Therefore, please amend your Form 10-KSB for the year ended September 30, 2006 and the Form 10-QSB for the quarter ended December 31, 2006 to properly reflect revenues and expenses from direct investments in real estate on a gross basis.

2.      We note that you recognize "net revenues from JV investments" as revenue on your statements of operations. Please advise us why a net amount is being recognized, and tell us how you determined that this income meets the definition of revenue contemplated by paragraph 78 of CON 6.

Form 10-QSB for the quarter ended March 31, 2007

Direct Investments in Real Estate Companies, page 9

3.      The last sentence in the first paragraph under this heading that begins "Revenues, selling expenses…" is contradictory to your accounting policy as disclosed in the following paragraph. Please remove this disclosure from future filings if it is no longer your policy.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,


Daniel L. Gordon
Branch Chief


cc:     Paul Derenthal (*via facsimile*)